UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D*

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

General Communication, Inc.
(Name of Issuer)
Class A Common Stock, no par value (“Class A Common Stock”)
Class B Common Stock, no par value (“Class B Common Stock”)
(Title of Class of Securities)
Class A Common Stock: 369385 10 9
Class B Common Stock: 369385 20 8
(CUSIP Number)
Barry A. Adelman, Esq.
Friedman Kaplan Seiler & Adelman LLP
1633 Broadway, 46th Floor
New York, NY 10019-6708
(212) 833-1107
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 8, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Class A Common Stock 369385 10 9 Class B Common Stock 369385 20 8	SCHEDULE 13D	Page	2	of	7	Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John W. Stanton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY
☐

4	SOURCE OF FUNDS (See Instructions)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Class A Common Stock: 3,779,096[1] Class B Common Stock: 1,436,469

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

Class A Common Stock: 3,779,096[1] Class B Common Stock: 1,436,469

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A Common Stock: 3,779,096[1] Class B Common Stock: 1,436,469

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3% of Class A Common Stock[2] 45.2% of Class B Common Stock[2]

14	TYPE OF REPORTING PERSON*

IN
1 Includes 1,436,469 shares of Class B Common Stock. Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock. Accordingly, the number of shares of Class A Common Stock shown in rows 7 through 11 assume that the shares of Class B Common Stock owned by the Reporting Persons shown in rows 7 through 11 have been fully converted into shares of Class A Common Stock.
2 See Item 5.

Page 2 of 7 Pages

CUSIP No.	Class A Common Stock 369385 10 9 Class B Common Stock 369385 20 8	SCHEDULE 13D	Page	3	of	7	Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Theresa E. Gillespie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY
☐

4	SOURCE OF FUNDS (See Instructions)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Class A Common Stock: 3,779,096[1] Class B Common Stock: 1,436,469

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

Class A Common Stock: 3,779,096[1] Class B Common Stock: 1,436,469

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A Common Stock: 3,779,096[1] Class B Common Stock: 1,436,469

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3% of Class A Common Stock[2] 45.2% of Class B Common Stock[2]

14	TYPE OF REPORTING PERSON*

IN
1 Includes 1,436,469 shares of Class B Common Stock. Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock. Accordingly, the number of shares of Class A Common Stock shown in rows 7 through 11 assume that the shares of Class B Common Stock owned by the Reporting Persons shown in rows 7 through 11 have been fully converted into shares of Class A Common Stock.
2 See Item 5.

Page 3 of 7 Pages

          This Amendment No. 3 supplements and amends in certain respects the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) by John W. Stanton and Theresa E. Gillespie (the “Reporting Persons”) on March 12, 2007, as previously amended by Amendment No. 1 thereto filed by the Reporting Persons with the Commission on November 15, 2007 and Amendment No. 2 thereto filed by the Reporting Persons with the Commission on December 3, 2007 (as so previously amended, the “Schedule 13D”) with respect to the Class A Common Stock and Class B Common Stock of General Communication, Inc. (the “Issuer”).

Item 3.	Source and Amount of Funds or Other Consideration.
          Item 3 of the Schedule 13D is amended and supplemented by the addition of the following:
          On November 8, 2010, pursuant to a Share Exchange Agreement, dated as of November 8, 2010 (the “Exchange Agreement”), between the Reporting Persons and Carter F. Page (and, for the limited purpose stated therein, the Issuer), the Reporting Persons transferred 160,678 shares of Class A Common Stock of the Issuer and received in exchange therefor 160,678 shares of Class B Common Stock of the Issuer in a private exchange transaction with Mr. Page that did not involve any other consideration. The foregoing description of the Exchange Agreement is qualified in its entirety by reference to the Exchange Agreement filed herewith as Exhibit 4 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
          Items 5(a) and (b) of the Schedule 13D are amended and restated, and Item 5(c) is amended and supplemented, as follows:
               (a) and (b) The Reporting Persons, as tenants in common or joint tenants with right of survivorship, beneficially own and have shared voting and dispositve power with respect to 1,436,469 shares of Class B Common Stock (representing approximately 45.2% of the outstanding Class B Common Stock) and 3,779,096 shares of Class A Common Stock (representing approximately 8.3% of the outstanding Class A Common Stock), including the 1,436,469 shares of Class A Common Stock issuable upon conversion of the above-mentioned Class B Common Stock. Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock.
               The above percentages are based on 44,338,532 shares of Class A Common Stock and 3,180,210 shares of Class B Common Stock actually issued and outstanding on November 1, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2010, but as to Class A Common Stock increased by the 1,436,469 shares of Class A Common Stock issuable upon the conversion of the same number of shares of Class B Common Stock beneficially owned by the Reporting Persons, for a total of 45,775,001 Shares of Class A Common Stock.
               In addition, each share of Class B Common Stock is entitled to 10 votes per share and each share of Class A Common Stock is entitled to one vote per share. Accordingly, when these classes of stock are aggregated, the Reporting Persons may be deemed to currently

Page 4 of 7 Pages

beneficially own voting equity securities representing approximately 21.9% of the voting power with respect to a general election of directors of the Issuer.
               (c) The only transaction effected by the Reporting Persons in the securities of the Issuer during the past 60 days is the exchange by the Reporting Persons with Carter F. Page pursuant to the Exchange Agreement of 160,678 Class A shares for an identical number of Class B shares, as described in Item 3 above.
               (d) and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
               Item 6 of the Schedule 13D is amended and supplemented by the addition of the following:
               The Reporting Persons, Carter F. Page and the Issuer entered into the Exchange Agreement, dated as of November 8, 2010, described in Item 3 above, which is filed as Exhibit 4 hereto and incorporated herein by reference.

Item 7.	Material to be filed as Exhibits
               Item 7 of the Schedule 13D is supplemented by addition of the following exhibits:
1.	Joint Filing Agreement, dated November 9, 2010.

4.	Share Exchange Agreement, dated as of November 8, 2010, by and between the Reporting Persons, Carter F. Page and the Issuer.

Page 5 of 7 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 9, 2010

JOHN W. STANTON
/s/ John W. Stanton
John W. Stanton

THERESA E. GILLESPIE
/s/ Theresa E. Gillespie
Theresa E. Gillespie

Page 6 of 7 Pages